UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51788

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 18, 2012

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	December 31,
(in thousands)	2011	2010
Assets
Cash	$8	$144
Investments, at fair value	7,695,801	7,836,965
Receivables:
Notes receivable from participants	75,792	71,064
Participant contributions	9,465	10,675
Employer contributions	3,893	4,128
Amounts due from broker for securities sold	1,267	777

Total receivables	90,417	86,644

Total assets	7,786,226	7,923,753

Liabilities
Excess deferrals due to participants	82	49
Other liabilities	498	332

Total liabilities	580	381

Net assets available for benefits	7,785,646	7,923,372
Adjustment from fair value to contract value for fully benefit-responsive contracts	(12,893)	(3,368)

Net assets available for benefits	$7,772,753	$7,920,004

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

(in thousands)

Additions
Interest and dividends	$188,005
Net depreciation in fair values of investments	(450,954)

Total investment loss, net	(262,949)

Contributions:
Participants	438,543
Employer	122,896
Rollovers	62,455

Total contributions	623,894

Total additions, net	360,945

Deductions
Benefits paid to participants	506,338
Administrative expenses	1,858

Total deductions	508,196

Net decrease	(147,251)
Net assets available for benefits at beginning of year	7,920,004

Net assets available for benefits at end of year	$7,772,753

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $16,500 of salary deferrals for the year ended December 31, 2011 ($22,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, stable value fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2011, Oracle used $2,403,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2011 and 2010 were $972,000, and $1,006,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly installments, or may request a rollover from the Plan to another eligible retirement plan. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net depreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans, which are deducted from the applicable participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Investment Valuation and Income Recognition

The Plan’s investments are stated at their fair values with the exceptions of Galliard Stable Value Fund (a separately-managed account fund investment) and Fidelity Managed Income Portfolio II Fund (a common/collective trust fund, which had no balance outstanding as of December 31, 2011), which are stated at their fair values with the related adjustment amounts from their contract values in the statements of net assets available for benefits at December 31, 2011 and 2010. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the separately-managed account fund investment and common/collective trust funds are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2011, 3,292,909 units were outstanding with a value of $181.81 per unit. At December 31, 2010, 2,994,870 units were outstanding with a value of $220.00 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, stable value fund and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2011, net depreciation in fair values of investments totaled $451 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of the pending adoption of ASU 2011-04 on its financial statements.

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2011
	Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total
Money market funds	$85,568	$—	$85,568
U.S. government securities	1,180	—	1,180
Common stock	694,899	—	694,899
Mutual funds	5,542,999	—	5,542,999
Common/collective trust funds and other	—	1,371,155	1,371,155

Total investments measured at fair value	$6,324,646	$1,371,155	$7,695,801

	December 31, 2010
	Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total
Money market funds	$74,700	$—	$74,700
U.S. government securities and other	2,426	—	2,426
Common stock	740,422	—	740,422
Mutual funds	5,807,463	—	5,807,463
Common/collective trust funds	—	1,211,954	1,211,954

Total investments measured at fair value	$6,625,011	$1,211,954	$7,836,965

The Plan’s valuation techniques used to measure the fair values of money market funds, U.S. government securities, common stock and mutual funds that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust funds and separately-managed account fund investment that were classified as Level 2 in the table above are included in Note 4 below.

4. Composition and Valuation of Certain Plan Investments and Other Plan Investments Disclosures

Galliard Stable Value Fund

During the year ended December 31, 2011, the Plan held investments in Galliard Stable Value Fund (Galliard Fund), which is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds. These common/collective trust funds invest in fixed income securities or bond funds, futures contracts, swap agreements and also enter into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. A portion of the Galliard Fund is invested in a money market fund to provide daily liquidity. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fair value of the Galliard Fund equals the total of the fair values of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2011 and 2010, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts were based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a monthly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

The fair value of underlying assets of the Galliard Fund other than the wrap contracts, which included investments in money market funds and various debt and fixed income securities, was determined based on fair value information provided by the trustees of the underlying common/collective trust funds. Fair value was determined by the trustees of the underlying common/collective trust funds using a combination of readily available most recent market bid prices in the principal markets where such funds and securities were traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as the structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts was determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Galliard Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Galliard Fund was approximately 1.66% and 2.09% for the year ended December 31, 2011 and 2010, respectively. The average yields earned by the Plan for all investments held by the Galliard Fund based on the actual interest rates credited to participants was approximately 2.10% and 1.91% for the year ended December 31, 2011 and 2010, respectively.

Vanguard Target Retirement Trusts

During the year ended December 31, 2011, the Plan held investments in Vanguard Target Retirement Trusts, which are more specifically defined as per Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2011, and included as a part of the Plan’s financial statements (Vanguard Trusts), in order to provide broader investment options to participants. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Inflation-Protected Securities Fund, and Vanguard Prime Money Market Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds as well as inflation-protected and mortgage-backed securities. Each of the Vanguard Trusts’ indirect money market holdings consisted of high-quality, short-term money market instruments.

The trustee, Vanguard Fiduciary Trust Company, determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading (Valuation Date). Each of the Vanguard Trusts’ unit prices is calculated by dividing the total assets of the master trust less all liabilities by the number of trust units outstanding on the Valuation Date. All investments of the master trust are valued based on quoted market prices as substantially all of these instruments have active markets.

Fidelity Managed Income Portfolio II Fund

In June 2010, the Fidelity Managed Income Portfolio II Fund (MIP), an open-end, comingled pool of the Fidelity Group Trust, was closed to new participants and existing investments began to be transitioned to the Galliard Fund. This transition was completed during the year ended December 31, 2011. The fair value of the MIP at December 31, 2010 equaled the total of the fair values of the underlying assets, consisting typically of fixed income securities or bond funds, futures contracts and swap agreements, plus the total wrap contract rebid value, which was calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

Other Plan Investments Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010, were as follows:

	December 31,
(in thousands)	2011	2010
Fidelity Contrafund Class K	$912,460	$955,820
Vanguard Inst Index Fund Inst Plus Shares	$749,050	$776,257
Galliard Stable Value Fund	$723,388	$602,981
PIMCO Total Return Inst CL	$596,920	$554,048
Oracle Corporation Common Stock	$593,562	$652,483
Dodge & Cox Stock	$465,728	$543,173
Fidelity Growth Company Fund Class K	$437,388	$416,993
Fidelity Low-Priced Stock Fund Class K	$419,041	$443,450
Dodge & Cox International Stock	*	$418,573

*	Less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

For the year ended December 31, 2011, the Plan’s investments, including investments purchased and sold, as well as held during the year, net depreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized (Depreciation) / Appreciation in Fair Value of Investments
Shares of registered investment companies	$(310,864)
Common stock	(140,229)
Limited partnership and other	139

$(450,954)

5. Income Tax Status

On January 24, 2012, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation, subject to the adoption by Oracle of certain amendments to the Plan. The Plan has since been amended to comply with the determination letter issued by the IRS. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2011

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2011, the Plan made purchases of approximately $125,582,000 and sales of approximately $44,955,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $12,222,000 during the year ended December 31, 2011.

As noted in Note 1 above, Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$7,785,646	$7,923,372
Amounts allocated to withdrawing participants and other	(4,947)	(1,736)

Net assets available for benefits per the Form 5500	$7,780,699	$7,921,636

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2011	2010
Net (decrease) increase in net assets available for benefits per the financial statements	$(147,251)	$4,243,416
Net change in fair value adjustment of Fidelity Managed Income Portfolio II Fund	(845)	3,936
Net change in fair value adjustment of Galliard Stable Value Fund	10,370	2,522
Net change in amounts allocated to withdrawing participants and other	(3,063)	(1,244)
Merged plan	—	(3,076,565)

Net (loss) gain per the Form 5500	$(140,789)	$1,172,065

The fair value adjustments represented the differences between contract values of the Galliard Fund and the MIP as included in the statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010, and the respective fair values of the Galliard Fund and the MIP as reported in the respective Form 5500. Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid. The merged plan amount represents assets contributed to the Plan from the Sun Microsystems, Inc. Tax Deferred Retirement Savings Plan that was merged into the Plan during the year ended December 31, 2010 and is included as an increase in net assets available for benefits per the Plan’s financial statements.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2011 included $82,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2012 through April 2012 to certain active participants. The excess deferral contributions, originally deducted in the year ended December 31, 2011, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2011.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in thousands)
	Mutual Funds:
	Artisan International	7,960,780 shares	$157,862
	Artisan Small Cap Value	11,038,868 shares	164,700
	Dodge & Cox International Stock	11,271,019 shares	329,565
	Dodge & Cox Stock	4,582,137 shares	465,728
*	Fidelity Balanced Fund Class K	11,946,675 shares	217,190
*	Fidelity Contrafund Class K	13,535,969 shares	912,460
*	Fidelity Growth Company Fund Class K	5,412,544 shares	437,388
*	Fidelity Low-Priced Stock Fund Class K	11,737,841 shares	419,041
*	Fidelity Worldwide Fund	6,075,853 shares	105,355
	Lazard Emerging Markets Equity Inst CL	15,826,599 shares	265,887
	Perkins Mid Cap Value Fund Class I	11,761,181 shares	237,341
	PIMCO Total Return Inst CL	54,914,434 shares	596,920
	Spartan International Index Fund Investor Class	1,344,802 shares	40,008
	TCM Small Mid Cap Growth	5,719,328 shares	96,085
	Vanguard Extended Market Index Fund Inst Shares	2,367,389 shares	93,133
	Vanguard Inst Index Fund Inst Plus Shares	6,510,644 shares	749,050
	Vanguard Total Bond Market Index Fund Inst Plus Shares	17,997,457 shares	197,972
	Vanguard Total International Stock Index Fund Institutional Shares	17,565 shares	1,534

			5,487,219
	Assets in Brokerage link accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	234,496
*	Oracle Corporation Common Stock	23,140,824 shares	593,562
*	Fidelity Institutional Money Market Fund	6,561,045 shares	6,561
*	Fidelity Institutional Money Market Government Portfolio - Class I	4,102,071 shares	4,102
	Galliard Stable Value Fund	709,997,419 shares	721,237
	Common/collective trust funds:
	Vanguard Target Retirement Income Trust I	897,134 shares	33,221
	Vanguard Target 2005 Trust I	204,530 shares	7,112
	Vanguard Target 2010 Trust I	862,733 shares	29,203
	Vanguard Target 2015 Trust I	1,540,918 shares	49,818
	Vanguard Target 2020 Trust I	4,729,226 shares	147,646
	Vanguard Target 2025 Trust I	3,007,643 shares	90,079
	Vanguard Target 2030 Trust I	4,180,198 shares	120,766
	Vanguard Target 2035 Trust I	2,300,850 shares	64,999
	Vanguard Target 2040 Trust I	2,463,360 shares	69,713
	Vanguard Target 2045 Trust I	779,055 shares	21,977
	Vanguard Target 2050 Trust I	410,956 shares	11,655
	Vanguard Target 2055 Trust I	8,208 shares	285

	Total investments, at fair value		$7,693,651

*	Participant loans	4.0% - 11.5%, maturing through 2022	$75,792

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 18, 2012	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm